Exhibit 2

INTERIM REPORT

NXP SEMICONDUCTORS N.V.

PERIOD ENDED

April 1, 2018

Forward-looking statements

This document includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: our ability to complete merger and acquisition-related activity and risks and uncertainties associated with the pending offer by Qualcomm River Holdings B.V., a wholly-owned subsidiary of QUALCOMM Incorporated, to purchase all of NXP’s outstanding common shares, market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash, raise sufficient capital or refinance our debt at or before maturity to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and our business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made; and, except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our filings are available from our Investor Relations department or from the SEC website, www.sec.gov.

Use of fair value measurements

In presenting the NXP Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that we consider to be reliable. Users are cautioned that these values are subject to changes over time and are only valid as of the balance sheet date. When a readily determinable market value does not exist, we estimate fair values using valuation models which we believe are appropriate for their purpose. These require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases independent valuations are obtained to support management’s determination of fair values.

Use of non-U.S. GAAP information

In presenting and discussing NXP’s financial position, operating results and cash flows, management uses certain non-U.S. GAAP financial measures. These non-U.S. GAAP financial measures should not be viewed in isolation as alternatives to the equivalent U.S. GAAP measure(s) and should be used in conjunction with the most directly comparable U.S. GAAP measure(s).

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

This interim Management’s Discussion and Analysis should be read in conjunction with the MD&A in our Annual Report on Form 20-F for the year ended December 31, 2017. The various sections of this MD&A contain a number of forward-looking statements that involve a number of risks and uncertainties, including any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, uncertain events or assumptions, and other characterizations of future events or circumstances. Such statements are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this filing and particularly in “Risk Factors” in Part I, Item 3D of our Annual Report on Form 20-F, and as may be updated in our subsequent Quarterly Reports on Form 6-K. Our actual results may differ materially, and these forward-looking statements do not reflect the potential impact of any divestitures, mergers, acquisitions, or other business combinations that had not been completed as of May 3, 2018.

Introduction

The Company

NXP Semiconductors N.V. (including our subsidiaries, referred to collectively herein as “NXP”, “NXP Semiconductors” and the “Company”) is a global semiconductor company incorporated in the Netherlands as a Dutch public company with limited liability (naamloze vennootschap). We provide leading High Performance Mixed Signal and, up to February 6, 2017, Standard Product solutions that leverage our deep application insight and our technology and manufacturing expertise in radio frequency, analog, power management, interface, security and digital processing products. Our product solutions are used in a wide range of application areas including: automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer, computing and software solutions for mobile phones.

Our corporate seat is in Eindhoven, the Netherlands. Our principal executive office is at High Tech Campus 60, 5656 AG Eindhoven, the Netherlands, and our telephone number is +31 40 2729999. Our registered agent in the United States is NXP USA, Inc., 6501 William Cannon Dr. West, Austin, Texas 78735, United States of America, phone number +1 512 895 2000.

On June 14, 2016, NXP announced an agreement to divest its Standard Products business (SP) to a consortium of financial investors consisting of Beijing JianGuang Asset Management Co., Ltd (“JAC Capital”) and Wise Road Capital LTD (“Wise Road Capital”). On February 6, 2017 we divested SP, receiving $2.6 billion in cash proceeds, net of cash divested. For a further discussion, see Note 3 “Acquisitions and Divestments”.

On February 20, 2018, NXP entered into an amendment (the “Purchase Agreement Amendment”) to that certain Purchase Agreement, dated as of October 27, 2016 (as amended, the “Purchase Agreement”), with Qualcomm River Holdings B.V. (“Buyer”), a wholly-owned, indirect subsidiary of QUALCOMM Incorporated. Pursuant to the Purchase Agreement Amendment, Buyer agreed to revise the terms of its tender offer to acquire all of the issued and outstanding common shares of NXP increasing the offer price from $110 per share to $127.50 per share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash, for estimated total cash consideration of $44 billion. The tender offer is not subject to any financing condition. In addition, Buyer and NXP agreed to reduce the minimum condition of outstanding common shares of NXP that must be validly tendered and not properly withdrawn from 80% of the outstanding common shares to 70% of the outstanding common shares as of the expiration of the tender offer.

On April 19, 2018, Buyer and NXP entered into Amendment No. 2 (“Amendment No. 2”) to the Purchase Agreement. Under the terms of Amendment No. 2, the End Date (as defined in the Purchase Agreement), which is the date that, subject to the terms of the Purchase Agreement, either Buyer or NXP would have the right to terminate the Purchase Agreement if the Offer has not been consummated on or before such date, has been extended until July 25, 2018. Amendment No. 2 also provides that, in addition to its existing rights, NXP will be entitled to receive the $2 billion Buyer Termination Compensation (as defined in the Purchase Agreement) (a) if the Purchase Agreement is terminated in accordance with its terms for any reason (subject to certain exceptions) and, at the time of any such termination, approval by the applicable antitrust authorities in China, or in any jurisdiction where the

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parties’ previously obtained clearance will expire or where the applicable antitrust authority has required or requested a resubmission for clearance, has not been received, or (b) at any time after 11:59 p.m., New York City time, on July 25, 2018 if, at such time, approval by the applicable antitrust authorities in China, or in any jurisdiction where the parties’ previously obtained clearance will expire or where the applicable antitrust authority has required or requested a resubmission for clearance, has not been received. In the event that NXP has received the Buyer Termination Compensation pursuant to clause (b) in the previous sentence, Buyer will be entitled to terminate the Purchase Agreement. Furthermore, Buyer and NXP have agreed to amend certain of the restrictions set forth in the Purchase Agreement related to the conduct and operations of NXP and its subsidiaries prior to the earlier of the termination of the Purchase Agreement and the closing of the Offer, including with respect to NXP’s ability to undertake acquisitions and settle litigation.

The Purchase Agreement contains certain termination rights for NXP and Buyer. If the Purchase Agreement is terminated under certain circumstances, including termination by NXP to enter into a superior proposal for an alternative acquisition transaction or a termination following a change of recommendation by the NXP Board, NXP will be obligated to pay to Buyer a termination compensation equal to $1.25 billion in cash.

Completion of the planned combination remains subject to the receipt of certain regulatory approvals, as well as satisfaction of other customary closing conditions.

During the three month period ended April 1, 2018, NXP incurred expenses of $13 million (Q1 2017: $11 million) associated with the proposed acquisition by the Buyer. The expenses, included in the Statement of Operations in the line item ‘Selling, General and Administrative’, consisted of legal and consulting costs, retention incentives and costs related to dedicated resources associated with the proposed acquisition.

On March 27, 2018, NXP announced it has entered into a definitive agreement to sell its 40% equity interest of Suzhou ASEN Semiconductors Co., Ltd. to J&R Holding Limited. The closing of this transaction is expected in the second quarter of 2018, subject to customary regulatory approvals. In March 2018, NXP B.V. entered into a definitive agreement to sell 24% of its equity interest in WeEn to Tianjin Ruixin Semiconductor Industry Investment Centre LLP. As a result of the definitive agreement, NXP will retain a 25% equity interest in WeEn. The Company currently accounts for this investment as an equity-accounted investee and will continue to do so after the divestment. These divestitures will result in proceeds to NXP of approximately $161 million.

Results of Operations

The following table presents the composition of operating income (loss):

($ in millions, unless otherwise stated)	Q1 2018	Q1 2017
Revenue	2,269	2,211
% nominal growth	2.6	(0.6)
Gross profit	1,172	1,079
Research and development	(426)	(367)
Selling, general and administrative	(248)	(266)
Amortization of acquisition-related intangible assets	(360)	(365)
Other income (expense)	—	1,598

Operating income (loss)	138	1,679

Q1 2018 compared to Q1 2017

In the quarter ended April 1, 2018, revenue slightly increased as compared to the quarter ended April 2, 2017 (the latter including one month of revenue of our divested Standard Products (SP) business). Gross profit increased in the first quarter of 2018 as compared to the first quarter of 2017 primarily as a result of improvement of our operational performance and lower expenses related to purchase price accounting (see below). Operating expenses in the first quarter of 2018 increased slightly as compared to the first quarter of 2017 as a result of increased research and development costs. Other income in the first quarter of 2017 related to the gain on the sale of the SP business.

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The table below depicts the Purchase Price Accounting (“PPA”) effects (reflecting the amortization related to the fair value adjustments resulting from the acquisition of Freescale in addition to the formation of NXP) for each of the three month periods ended April 1, 2018 and April 2, 2017, respectively, per line item in the statement of operations:

($ in millions, unless otherwise stated)	Q1 2018	Q1 2017
Gross profit	(19)	(59)
Selling, general and administrative	(3)	(6)
Amortization of acquisition-related intangible assets	(360)	(365)

Operating income (loss)	(382)	(430)

Prior to February 6, 2017, NXP was organized into two reportable segments, High Performance Mixed Signal (“HPMS”) and Standard Products (“SP”). As of February 6, 2017, the SP reportable segment was divested and HPMS remains as the sole reportable segment. Corporate and Other represents the remaining portion (or “segment”) to reconcile to the Consolidated Financial Statements.

Revenue

The following table presents revenue and revenue growth by segment for each of the three month periods ended April 1, 2018 and April 2, 2017, respectively:

($ in millions, unless otherwise stated)	Q1 2018		Q1 2017
	Revenue	Growth %	Revenue
HPMS	2,166	7.7	2,011
SP	—	—	118
Corporate and Other	103	25.6	82

Total	2,269	2.6	2,211

Q1 2018 compared to Q1 2017

Revenue increased $58 million to $2,269 million in the first quarter of 2018 compared to $2,211 million in the first quarter of 2017, a year-on-year increase of 2.6%. Included in the first quarter of 2017 is one month of revenue for the SP business, as this business was divested on February 6, 2017. Revenue derived from services to Nexperia (our former SP business) to support the separation and, on a limited basis, ongoing operations, is included in Corporate and Other. As the Nexperia business develops or acquires its own foundry and packaging capabilities, our revenue from this source is expected to decline.

Our HPMS segment saw an increase in revenue of $155 million to $2,166 million in the first quarter of 2018 compared to $2,011 million in the first quarter of 2017, resulting in a 7.7% year-on-year growth. The growth in revenue was driven primarily by increased demand in Secure Connected Devices and Automotive and to a lesser extent in Secure Identification Solutions, partly offset by lower sales in Secure Interface & Infrastructure due to a lower demand.

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Gross Profit

The following table presents gross profit by segment for each of the three month periods ended April 1, 2018 and April 2, 2017, respectively:

($ in millions, unless otherwise stated)	Q1 2018		Q1 2017
	Gross profit	% of segment revenue	Gross profit	% of segment revenue
HPMS	1,161	53.6	1,030	51.2
SP	—	—	45	38.1
Corporate and Other	11	10.7	4	4.9

Total	1,172	51.7	1,079	48.8

Q1 2018 compared to Q1 2017

Gross profit in the first quarter of 2018 was $1,172 million, or 51.7% of revenue compared to $1,079 million, or 48.8% of revenue in the first quarter of 2017, an increase of $93 million. This increase was primarily driven by higher revenue and the continued improvement of our operational performance, as well as lower expenses related to purchase price accounting, partly offset by the divestment of our SP business.

Our HPMS segment had a gross profit of $1,161 million, or 53.6% of revenue in the first quarter of 2018, compared to $1,030 million, or 51.2% of revenue in the first quarter of 2017. The increase in the gross profit percentage was primarily driven by the continued improvement of our operational performance, as well as lower expenses related to purchase price accounting.

Operating expenses

The following table presents operating expenses by segment for each of the three month periods ended April 1, 2018 and April 2, 2017:

($ in millions, unless otherwise stated)	Q1 2018		Q1 2017
	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue
HPMS	1,000	46.2	949	47.2
SP	—	—	14	11.9
Corporate and Other	34	33.0	35	42.7

Total	1,034	45.6	998	45.1

The following table below presents the composition of operating expenses by line item in the statement of operations:

($ in millions, unless otherwise stated)	Q1 2018	Q1 2017
Research and development	426	367
Selling, general and administrative	248	266
Amortization of acquisition-related intangible assets	360	365

Operating expenses	1,034	998

Q1 2018 compared to Q1 2017

Operating expenses increased $36 million to $1,034 million in the first quarter of 2018, compared to $998 million in the first quarter of 2017. The increase in operating expenses is the result of increased research and development expenses in our HPMS segment.

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Operating income (loss)

The following table presents operating income (loss) by segment for each of the three month periods ended April 1, 2018 and April 2, 2017:

($ in millions, unless otherwise stated)	Q1 2018		Q1 2017
	Operating income (loss)	% of segment revenue	Operating income (loss)	% of segment revenue
HPMS	161	7.4	81	4.0
SP	—	—	31	26.3
Corporate and Other	(23)	(22.3)	1,567	n.m.	*)

Total	138	6.1	1,679	75.9

*)	not meaningful

Q1 2018 compared to Q1 2017

Operating income (loss) decreased $1,541 million to $138 million in the first quarter of 2018, compared to $1,679 million in the first quarter of 2017. This decrease is primarily the result of the realized gain on the divestment of the SP business of $1,597 million in the first quarter of 2017. The increase in our HPMS segment is the result of the items discussed above.

Financial income (expense)

The following table presents the details of financial income and expenses:

($ in millions, unless otherwise stated)	Q1 2018	Q1 2017
Interest income	13	4
Interest expense	(75)	(86)

Total interest expense, net	(62)	(82)
Foreign exchange rate results	(5)	(12)
Extinguishment of debt	—	(41)
Miscellaneous financing costs/income, net	(1)	(1)

Total other financial income (expense)	(6)	(54)

Total	(68)	(136)

Q1 2018 compared to Q1 2017

Financial income (expense) was an expense of $68 million in the first quarter of 2018, compared to an expense of $136 million in the first quarter of 2017. The decrease of $68 million is the result of the full effect of the debt repayment in the first quarter of 2017 which resulted in a decrease of interest cost.

Benefit (provision) for income taxes

Q1 2018 compared to Q1 2017

Our effective tax rate reflects the impact of tax incentives, a portion of our earnings being taxed in foreign jurisdictions at rates different than the Netherlands statutory tax rate and the mix of income and losses in various jurisdictions. Our effective tax rate for the first quarter of 2018 was an expense of 2.9% compared with an expense of 14.9% for the first quarter of 2017. The decrease in our effective tax rate reflects the impact of the gain on the SP divestment in 2017 partially offset by the lower tax benefit (21% instead of 35%) on the US PPA amortization in the first quarter of 2018.

During the first quarter of 2018, there were no changes to the provisional amounts of the income tax effects of the Tax Cuts and Jobs Act recorded in the fourth quarter of 2017.

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Net income (loss)

The following table presents the composition of net income for the periods reported:

($ in millions, unless otherwise stated)	Q1 2018	Q1 2017
Operating income (loss)	138	1,679
Financial income (expense)	(68)	(136)
Benefit (provision) for income taxes	(2)	(230)
Result equity-accounted investees	2	5

Net income (loss)	70	1,318

Non-controlling interests

Q1 2018 compared to Q1 2017

Non-controlling interests are related to the third party share in the result of consolidated companies, predominantly SSMC. Their share of non-controlling interests amounted to a profit of $12 million in the first quarter of 2018, compared to $13 million in the first quarter of 2017.

Employees

As of April 1, 2018 we had 29,990 full-time equivalent employees (as of December 31, 2017: 30,100 full-time equivalent employees). The following table indicates the percentage of full-time equivalent employees per geographic area:

% as of	April 1, 2018	December 31, 2017
Europe and Africa	20	20
Americas	20	20
Greater China	24	24
Asia Pacific	36	36

Total	100	100

Liquidity and Capital Resources

We derive our liquidity and capital resources primarily from our cash flows from operations. We continue to generate strong positive operating cash flows. At the end of the first quarter of 2018, our cash balance was $3,983 million, an increase of $436 million compared to December 31, 2017. Taking into account the available amount of the Secured Revolving Credit Facility of $600 million, we had access to $4,583 million of liquidity as of April 1, 2018.

We currently use cash to fund operations and capital expenditures. Based on past performance and current expectations, we believe that our current available sources of funds (including cash and cash equivalents, RCF Agreement, plus anticipated cash generated from operations) will be adequate to finance our operations and capital expenditures for at least the next year. Our capital expenditures were $156 million in the first three months of 2018, compared to $161 million in the first three months of 2017.

Our total debt amounted to $6,578 million as of April 1, 2018, virtually flat when compared to December 31, 2017 ($6,565 million).

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On April 2, 2018, we fully redeemed the $500 million of outstanding principal amount of our 5.75% Senior Notes due 2023 using available surplus cash.

Additionally, on April 9, 2018, we fully redeemed the $750 million of outstanding principal amount of our 3.75% Senior Notes due 2018 using available surplus cash.

At April 1, 2018 our cash balance was $3,983 million of which $241 million was held by SSMC, our consolidated joint venture company with TSMC. Under the terms of our joint venture agreement with TSMC, a portion of this cash can be distributed by way of a dividend to us, but 38.8% of the dividend will be paid to our joint venture partner.

Share Repurchases

During the three month period ended April 1, 2018, we repurchased $30 million, or 0.3 million shares of our common stock pursuant to our share buyback program at a weighted average price of $118.40 per share. Share repurchases since the announcement of the potential acquisition by Qualcomm solely relate to employee equity transactions.

Cash flows

Our cash and cash equivalents during the first three months of 2018 increased by $436 million as follows:

($ in millions, unless otherwise stated)	Q1 2018	Q1 2017
Net cash provided by (used for) operating activities	620	625
Net cash provided by (used for) investing activities	(174)	2,428
Net cash provided by (used for) financing activities	(10)	(2,722)

Net cash increase (decrease) in cash and cash equivalents	436	331

During the three months ended April 1, 2018, cash generated by operating activities of $620 million was primarily the result of $70 million of net income, non-cash adjustments to net income of $529 million and an increase in the net change in operating assets and liabilities of $19 million. Cash used in investing activities of $174 million during the three months ended April 1, 2018 consisted of cash used to acquire property, plant and equipment of $156 million and cash used to acquire intangible assets of $18 million. Cash used in financing activities of $10 million during the three months ended April 1, 2018 consisted of cash used to repurchase common stock of $30 million, offset by proceeds from the exercise of stock options of $20 million.

During the three months ended April 2, 2017, cash generated by operating activities of $625 million was primarily the result of $1,318 million of net income, an increase in the net change in operating assets and liabilities of $219 million, offset by non-cash adjustments to net income of $921 million. Cash provided from investing activities of $2,428 million during the three months ended April 2, 2017 consisted primarily of cash proceeds from the sale of our Standard Products business of $2,614 million, offset by cash used to acquire property, plant and equipment of $161 million and cash used to acquire intangible assets of $24 million. Cash used in financing activities of $2,722 million during the three months ended April 2, 2017 consisted of the use of cash that was primarily generated from the sale of our Standard Products business to repurchase long-term debt of $2,728 million in addition to cash used to purchase treasury shares of $26 million and the payment of debt principal of $4 million, offset by the proceeds from the exercise of stock options of $36 million.

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YTD 2018 Financing Activities

There were no financing activities attributable to the first quarter of 2018.

YTD 2017 Financing Activities

2017 and 2020 Term Loans

On February 7, 2017, NXP B.V., together with NXP Funding LLC, delivered notice that it would repay (i) all its outstanding floating-rate term loan due March 2017 (“Term Loan E”) in an aggregate principal amount of $388 million, (ii) all its outstanding floating-rate term loan due January 2020 (“Term Loan D”) in an aggregate principal amount of $387 million and (iii) all its outstanding floating-rate term loan due December 2020 (“Term Loan F”) in an aggregate principal amount of $1,436 million, in each case, together with accrued interest and applicable fees. The repayment occurred in February 2017 with the funds for these repayments coming from the proceeds of the divestment of the SP business.

2021 Senior Unsecured Notes

On February 7, 2017, NXP B.V. together with NXP Funding LLC, delivered notice that it would repay to holders of its 5.75% Senior Unsecured Notes due 2021 (the “Notes”) $500 million of the outstanding aggregate principal amount of these Notes, which represented all of the outstanding aggregate principal amount of the Notes. The repayment occurred in March 2017 and the funds for this redemption came from available surplus cash.

Contractual Obligations

During the first three months of 2018, our contractual obligations decreased by $53 million resulting from normal business operations.

Off-balance Sheet Arrangements

At the end of the first quarter of 2018, we had no off-balance sheet arrangements other than operating leases and other commitments resulting from normal business operations.

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Condensed consolidated statements of operations of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended
	April 1, 2018	April 2, 2017
Revenue	2,269	2,211
Cost of revenue	(1,097)	(1,132)

Gross profit	1,172	1,079
Research and development	(426)	(367)
Selling, general and administrative	(248)	(266)
Amortization of acquisition-related intangible assets	(360)	(365)
Other income (expense)	—	1,598

Operating income (loss)	138	1,679
Financial income (expense):
Extinguishment of debt	—	(41)
Other financial income (expense)	(68)	(95)

Income (loss) before income taxes	70	1,543
Benefit (provision) for income taxes	(2)	(230)
Results relating to equity-accounted investees	2	5

Net income (loss)	70	1,318
Less: Net income (loss) attributable to non-controlling Interests	12	13

Net income (loss) attributable to stockholders	58	1,305
Earnings per share data:
Net income (loss) per common share attributable to Stockholders in $
- Basic
- Diluted	0.17	3.88
	0.17	3.79
Weighted average number of shares of common stock outstanding during the period (in thousands):
- Basic	343,661	336,396
- Diluted	346,899	344,011

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

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Condensed consolidated statements of comprehensive income of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended
	April 1, 2018	April 2, 2017
Net income (loss)	70	1,318
Other comprehensive income (loss), net of tax:
Change in fair value cash flow hedges	4	4
Change in foreign currency translation adjustment	30	56
Change in net actuarial gain (loss)	(2)	3
Change in unrealized gains/losses available-for-sale securities	3	3

Total other comprehensive income (loss)	35	66

Total comprehensive income (loss)	105	1,384
Less: Comprehensive income (loss) attributable to non-controlling interests	12	13

Total comprehensive income (loss) attributable to stockholders	93	1,371

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

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Condensed consolidated balance sheets of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	April 1, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents	3,983	3,547
Accounts receivable, net	791	879
Inventories, net	1,251	1,236
Other current assets	536	382

Total current assets	6,561	6,044

Non-current assets:
Other non-current assets	888	981
Property, plant and equipment, net of accumulated depreciation of $2,977 and $2,875	2,307	2,295
Identified intangible assets, net of accumulated amortization of $3,809 and $3,472	5,494	5,863
Goodwill	8,877	8,866

Total non-current assets	17,566	18,005

Total assets	24,127	24,049
Liabilities and equity
Current liabilities:
Accounts payable	984	1,146
Restructuring liabilities-current	67	74
Accrued liabilities	865	747
Short-term debt	1,249	751

Total current liabilities	3,165	2,718
Non-current liabilities:
Long-term debt	5,329	5,814
Restructuring liabilities	15	15
Deferred tax liabilities	650	701
Other non-current liabilities	1,078	1,085

Total non-current liabilities	7,072	7,615
Equity:
Non-controlling interests	201	189
Stockholders’ equity:
Preferred stock, par value €0.20 per share:
- Authorized: 645,754,500 shares (2017: 645,754,500 shares)
- issued: none
Common stock, par value €0.20 per share:
- Authorized: 430,503,000 shares (2017: 430,503,000 shares)
- Issued and fully paid: 346,002,862 shares (2017: 346,002,862 shares)	71	71
Capital in excess of par value	16,028	15,960
Treasury shares, at cost:
- 2,009,254 shares (2017: 3,078,470 shares)	(233)	(342)
Accumulated other comprehensive income (loss)	212	177
Accumulated deficit	(2,389)	(2,339)

Total Stockholders’ equity	13,689	13,527

Total equity	13,890	13,716

Total liabilities and equity	24,127	24,049

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

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Condensed consolidated statements of cash flows of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended
	April 1, 2018	April 2, 2017
Cash flows from operating activities:
Net income (loss)	70	1,318
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	491	534
Share-based compensation	69	68
Amortization of discount on debt	10	10
Amortization of debt issuance costs	3	3
Net gain on sale of assets	—	(1,597)
Loss on extinguishment of debt	—	41
Results relating to equity-accounted investees	(2)	(5)
Changes in deferred taxes	(42)	25
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	81	4
(Increase) decrease in inventories	(36)	(28)
Increase (decrease) in accounts payable and accrued liabilities	(26)	244
Decrease (increase) in other non-current assets	—	(1)
Exchange differences	5	12
Other items	(3)	(3)

Net cash provided by (used for) operating activities	620	625
Cash flows from investing activities:
Purchase of identified intangible assets	(18)	(24)
Capital expenditures on property, plant and equipment	(156)	(161)
Proceeds from sale of interests in businesses	—	2,614
Other	—	(1)

Net cash provided by (used for) investing activities	(174)	2,428
Cash flows from financing activities:
Repurchase of long-term debt	—	(2,728)
Principal payments on long-term debt	—	(4)
Cash proceeds from exercise of stock options	20	36
Purchase of treasury shares	(30)	(26)

Net cash provided by (used for) financing activities	(10)	(2,722)
Effect of changes in exchange rates on cash positions	—	13

Increase (decrease) in cash and cash equivalents	436	344
Cash and cash equivalents at beginning of period	3,547	1,894

Cash and cash equivalents at end of period	3,983	2,238

	For the three months ended
	April 1, 2018	April 2, 2017
Supplemental disclosures to the condensed consolidated cash flows
Net cash paid during the period for:
Interest	21	53
Income taxes	44	56
Non-cash adjustment related to the adoption of ASC 606:
Receivables and other current assets	(36)	—
Inventories	22	—

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

[-14]

Condensed consolidated statements of changes in equity of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	Outstanding number of shares (in thousands)	Common stock	Capital in excess of par value	Treasury shares at cost	Accumulated other comprehensive income (loss)	Accumulated deficit	Total Stockholders’ equity	Non- controlling interests	Total equity
Balance as of December 31, 2017	342,924	71	15,960	(342)	177	(2,339)	13,527	189	13,716
Cumulative effect of accounting changes					3	11	14		14
Net income (loss)						58	58	12	70
Other comprehensive income					32		32		32
Share-based compensation plans			68				68		68
Treasury shares	(251)			(30)			(30)		(30)
Shares issued pursuant to stock awards	1,320			139		(119)	20		20
Dividends non-controlling interests							—		—

Balance as of April 1, 2018	343,993	71	16,028	(233)	212	(2,389)	13,689	201	13,890

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

[-15]

NXP SEMICONDUCTORS N.V.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

All amounts in millions of $ unless otherwise stated

1 Basis of Presentation and Overview

We prepared our interim condensed consolidated financial statements that accompany these notes in conformity with U.S. generally accepted accounting principles, consistent in all material respects with those applied in our Annual Report on Form 20-F for the year ended December 31, 2017.

We have made estimates and judgments affecting the amounts reported in our consolidated condensed financial statements and the accompanying notes. The actual results that we experience may differ materially from our estimates. The interim financial information is unaudited, but reflects all normal adjustments that are, in our opinion, necessary to provide a fair statement of results for the interim periods presented. This interim information should be read in conjunction with the consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2017.

On February 20, 2018, NXP entered into an amendment (the “Purchase Agreement Amendment”) to that certain Purchase Agreement, dated as of October 27, 2016 (as amended, the “Purchase Agreement”), with Qualcomm River Holdings B.V. (“Buyer”), a wholly-owned, indirect subsidiary of QUALCOMM Incorporated (“Qualcomm”). Pursuant to the Purchase Agreement Amendment, Buyer agreed to revise the terms of its tender offer to acquire all of the issued and outstanding common shares of NXP increasing the offer price from $110 per share to $127.50 per share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash, for estimated total cash consideration of $44 billion. The tender offer is not subject to any financing condition. In addition, Buyer and NXP agreed to reduce the minimum condition of outstanding common shares of NXP that must be validly tendered and not properly withdrawn from 80% of the outstanding common shares to 70% of the outstanding common shares as of the expiration of the tender offer.

On April 19, 2018, Buyer and NXP entered into Amendment No. 2 (“Amendment No. 2”) to the Purchase Agreement. Under the terms of Amendment No. 2, the End Date (as defined in the Purchase Agreement), which is the date that, subject to the terms of the Purchase Agreement, either Buyer or NXP would have the right to terminate the Purchase Agreement if the Offer has not been consummated on or before such date, has been extended until July 25, 2018. Amendment No. 2 also provides that, in addition to its existing rights, NXP will be entitled to receive the $2 billion Buyer Termination Compensation (as defined in the Purchase Agreement) (a) if the Purchase Agreement is terminated in accordance with its terms for any reason (subject to certain exceptions) and, at the time of any such termination, approval by the applicable antitrust authorities in China, or in any jurisdiction where the parties’ previously obtained clearance will expire or where the applicable antitrust authority has required or requested a resubmission for clearance, has not been received, or (b) at any time after 11:59 p.m., New York City time, on July 25, 2018 if, at such time, approval by the applicable antitrust authorities in China, or in any jurisdiction where the parties’ previously obtained clearance will expire or where the applicable antitrust authority has required or requested a resubmission for clearance, has not been received. In the event that NXP has received the Buyer Termination Compensation pursuant to clause (b) in the previous sentence, Buyer will be entitled to terminate the Purchase Agreement. Furthermore, Buyer and NXP have agreed to amend certain of the restrictions set forth in the Purchase Agreement related to the conduct and operations of NXP and its subsidiaries prior to the earlier of the termination of the Purchase Agreement and the closing of the Offer, including with respect to NXP’s ability to undertake acquisitions and settle litigation.

The Purchase Agreement contains certain termination rights for NXP and Buyer. If the Purchase Agreement is terminated under certain circumstances, including termination by NXP to enter into a superior proposal for an alternative acquisition transaction or a termination following a change of recommendation by the NXP Board, NXP will be obligated to pay to Buyer a termination compensation equal to $1.25 billion in cash.

Completion of the planned combination remains subject to the receipt of certain regulatory approvals, as well as satisfaction of other customary closing conditions.

[-16]

During the three month period ended April 1, 2018, NXP incurred expenses of $13 million (Q1 2017: $11 million) associated with the proposed acquisition by the Buyer. The expenses, included in the Statement of Operations in the line item ‘Selling, General and Administrative’, consisted of legal and consulting costs, retention incentives and costs related to dedicated resources associated with the proposed acquisition.

On March 27, 2018, NXP announced it has entered into a definitive agreement to sell its 40% equity interest of Suzhou ASEN Semiconductors Co., Ltd. to J&R Holding Limited. The closing of this transaction is expected in the second quarter of 2018, subject to customary regulatory approvals. In March 2018, NXP B.V. entered into a definitive agreement to sell 24% of its equity interest in WeEn to Tianjin Ruixin Semiconductor Industry Investment Centre LLP. As a result of the definitive agreement, NXP will retain a 25% equity interest in WeEn. The Company currently accounts for this investment as an equity-accounted investee and will continue to do so after the divestment. These divestitures will result in proceeds to NXP of approximately $161 million.

2 Significant Accounting Policies and Recent Accounting Pronouncements

Significant Accounting Policies

Except for the changes below, no material changes have been made to the Company’s significant accounting policies disclosed in Note 2 Significant Accounting Policies in our Annual Report on Form 20-F for the year ended December 31, 2017. The accounting policy information below is to aid in the understanding of the financial information disclosed.

The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers (Topic 606), effective on January 1, 2018. As a result of this adoption and the required disclosures, the Company revised its accounting policy for revenue recognition as stated below.

Revenue Recognition

The Company recognizes revenue under the core principle to depict the transfer of control to customers in an amount reflecting the consideration the Company expects to be entitled. In order to achieve that core principle, the Company applies the following five step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

The vast majority of the Company’s revenue is derived from the sale of semiconductor products to distributors, Original Equipment Manufacturers (“OEMs”) and similar customers. The Company considers customer purchase orders, which are sometimes governed by master sales agreements, to be the contract with a customer. When sales are to a distributor, the Company has concluded that its contracts are primarily with the distributor because the Company holds a contract bearing enforceable rights and obligations primarily with the distributor. As part of identifying the contract, the Company evaluates certain factors including the customer’s ability to pay (or credit risk). For each contract, the Company considers the promise to transfer products, each of which is distinct, to be the identified performance obligations. In determining the transaction price, the Company evaluates whether the price is subject to refund or adjustment to determine the consideration to which the Company expects to be entitled. Variable consideration is estimated, and this estimate is not constrained because the Company has extensive experience with these contracts. The Company’s standard payment terms are those that are customary in the geographic market and are less than one year. The Company allocates the transaction price to each distinct product based on its relative standalone selling price. Revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied), which typically occurs at shipment. In determining whether control has transferred, the Company considers if there is a present right to payment and legal title, and whether risks and rewards of ownership having transferred to the customer.

As allowed by ASC 606, the Company does not disclose the value of unsatisfied performance obligations for contracts, as substantially all contracts have an original expected length of one year or less. The nature of these performance obligations relates to contracts with products that have no alternative use and an enforceable right to payment for performance completed to date. The Company expenses sales commissions when incurred because the amortization period would have been one year or less.

[-17]

For sales to distributors, revenue is recognized upon transfer of control to the distributor. For some distributors, contractual arrangements are in place which allow these distributors to return products if certain conditions are met. These conditions generally relate to the time period during which a return is allowed and reflect customary conditions in the particular geographic market. Other return conditions relate to circumstances arising at the end of a product life cycle, when certain distributors are permitted to return products purchased during a pre-defined period after the Company has announced a product’s pending discontinuance. These return rights are a form of variable consideration and are estimated using the most likely method based on historical return rates in order to reduce revenues recognized. However, long notice periods associated with these announcements prevent significant amounts of product from being returned. For sales where return rights exist, the Company has determined, based on historical data, that only a very small percentage of the sales of this type to distributors is actually returned. Repurchase agreements with OEMs or distributors are not entered into by the Company.

Sales to most distributors are made under programs common in the semiconductor industry whereby distributors receive certain price adjustments to meet individual competitive opportunities. These programs may include credits granted to distributors, or allow distributors to return or scrap a limited amount of product in accordance with contractual terms agreed upon with the distributor, or receive price protection credits when our standard published prices are lowered from the price the distributor paid for product still in its inventory. In determining the transaction price, the Company considers the price adjustments from these programs to be variable consideration that reduce the amount of revenue recognized. The Company’s policy is to estimate such price adjustments using the most likely method based on rolling historical experience rates, as well as a prospective view of products and pricing in the distribution channel for distributors who participate in our volume rebate incentive program. We continually monitor the actual claimed allowances against our estimates, and we adjust our estimates as appropriate to reflect trends in pricing environments and inventory levels. The estimates are also adjusted when recent historical data does not represent anticipated future activity. Historically, actual price adjustments for these programs relative to those estimated have not materially differed.

Accounting standards adopted in 2018

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as modified by subsequently issued ASUs, which supersedes all existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. The Company adopted this standard on January 1, 2018, using the modified retrospective transition method applied to those contracts which were not completed as of January 1, 2018. Comparative information for prior periods has not been restated and continues to be reported under the accounting standards in effect for those periods. The cumulative effect of initially applying the new standard was recognized as a net increase of $14 million to the opening balance of retained earnings, driven from the acceleration of revenue recognition for contracts with products that have no alternative use and an enforceable right to payment for performance completed to date. We expect the impact of the adoption to be immaterial to our net income on an ongoing basis.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (Subtopic 825-10). The new standard requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income, requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset, and eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost. The new standard became effective for us on January 1, 2018. The adoption of this guidance did not have a material impact on our financial position or results of operations.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 addresses how certain cash receipts and cash payments are presented and classified in the statement of cash flows under Topic 230, Statement of Cash flow, and other Topics. ASU 2016-15 became effective for us on January 1, 2018. The adoption of this guidance did not have a material impact on our statement of cash flows.

[-18]

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. ASU 2017-01 introduces a screen to determine when an integrated set of assets and activities is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated as a business. ASU 2017-01 became effective for us on January 1, 2018. The adoption of this guidance did not have a material impact on our financial position or results of operations.

In March 2017, the FASB issued ASU 2017-07, Compensation – Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (“net benefit cost”). The ASU requires that the service cost component be presented separately from the other components of net benefit cost. Services costs should be presented with other employee compensation costs within operations or capitalized in inventory or other assets in accordance to the company’s accounting policies. The other components of net benefit costs should be presented separately outside of a subtotal of income from operations, if one is presented. ASU 2017-07 became effective for us on January 1, 2018. The adoption of this guidance did not have a material impact on our financial position or results of operations.

Recently issued accounting standards

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The new standard requires lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance. Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model and the new revenue recognition standard. Existing sale-leaseback guidance, including guidance for real estate, is replaced with a new model applicable to both lessees and lessors. The new standard will be effective for us on January 1, 2019 with early adoption permitted. We are currently evaluating the potential impact that Topic 842 may have on our financial position or results of operations.

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Instead, the one step quantitative impairment test calculates goodwill impairment as the excess of the carrying value of a reporting unit over its fair value, up to the carrying value of the goodwill. ASU 2017-04 is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019, with early adoption permitted. The ASU should be applied on a prospective basis. The Company does not expect the adoption of this guidance to have a material impact on our financial position or results of operations.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvement to Accounting for Hedging Activities. ASU 2017-12 simplifies certain aspects of hedge accounting and improves disclosures of hedging arrangements through the elimination of the requirement to separately measure and report hedge ineffectiveness. The ASU generally requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. Entities must apply the amendments to cash flow and net investment hedge relationships that exist on the date of adoption using a modified retrospective approach. The presentation and disclosure requirements must be applied prospectively. ASU 2017-12 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2018, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material impact on our financial position or results of operations.

3 Acquisitions and Divestments

There were no material acquisitions during the first three months of 2018 and 2017.

On February 6, 2017, we divested our Standard Products (“SP”) business to a consortium of financial investors consisting of Beijing JianGuang Asset Management Co., Ltd (“JAC Capital”) and Wise Road Capital LTD (“Wise Road Capital”), receiving $2.6 billion in cash proceeds, net of cash divested. Prior to February 6, 2017, the results of the SP business were included in the reportable segment SP.

[-19]

The gain on the sale of $1,597 million is included in the Statement of Operations in the line item “Other income (expense)” and is composed of the following:

Total cash consideration	2,750
Assets held for sale	(1,117)
Cash divested	(138)
Liabilities held for sale	199
Other adjustments	(69)
Transaction costs	(28)

Gain		1,597

4 Identified Intangible Assets

Identified intangible assets as of April 1, 2018 and December 31, 2017 respectively were composed of the following:

	April 1, 2018		December 31, 2017
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
IPR&D 1)	493	—	687	—
Marketing-related	82	(38)	82	(34)
Customer-related	1,157	(452)	1,155	(437)
Technology-based	7,496	(3,257)	7,303	(2,907)

	9,228	(3,747)	9,227	(3,378)
Software	75	(62)	108	(94)

Identified intangible assets	9,303	(3,809)	9,335	(3,472)

1)	IPR&D is not subject to amortization until completion or abandonment of the associated research and development effort.

The estimated amortization expense for these identified intangible assets, excluding software, for each of the five succeeding years is:

2018 (remaining)	1,140
2019	1,534
2020	1,328
2021	562
2022	491

All intangible assets, excluding IPR&D and goodwill, are subject to amortization and have no assumed residual value.

The expected weighted average remaining life of identified intangibles is 5 years as of April 1, 2018 (December 31, 2017: 5 years).

[-20]

5 Supplemental Financial Information

Statement of Operations Information:

Disaggregation of revenue

The following table presents revenue disaggregated by sales channel:

	For the three months ended
	April 1, 2018	April 2, 20171)
Distributors	1,135	1,034
Original Equipment Manufacturers and Electronic Manufacturing Services	1,031	1,095
Other 2)	103	82

Total	2,269	2,211

1)	As noted above, prior period amounts have not been adjusted under the modified retrospective method.
2)	Represents revenues in Corporate and Other for other services.

Depreciation, amortization and impairment

	For the three months ended
	April 1, 2018	April 2, 2017
Depreciation of property, plant and equipment	116	154
Amortization of internal use software	2	5
Amortization of other identified intangible assets	373	375

Total	491	534

Financial income and expense

($ in millions, unless otherwise stated)	For the three months ended
	April 1, 2018	April 2, 2017
Interest income	13	4
Interest expense	(75)	(86)

Total interest expense, net	(62)	(82)
Foreign exchange rate results	(5)	(12)
Extinguishment of debt	—	(41)
Miscellaneous financing costs/income, net	(1)	(1)

Total other financial income (expense)	(6)	(54)

Total	(68)	(136)

[-21]

Earnings per share

The computation of earnings per share (EPS) is presented in the following table:

($ in millions, unless otherwise stated)	For the three months ended
	April 1, 2018	April 2, 2017
Net income (loss)	70	1,318
Less: net income (loss) attributable to non-controlling interests	12	13

Net income (loss) attributable to stockholders	58	1,305
Weighted average number of shares outstanding (after deduction of treasury shares) during the year (in thousands)	343,661	336,396
Plus incremental shares from assumed conversion of:
Options 1)	1,586	5,455
Restricted Share Units, Performance Share Units and Equity Rights 2)	1,652	2,160
Warrants 3)	—	—

Dilutive potential common share	3,238	7,615
Adjusted weighted average number of share outstanding (after deduction of treasury shares) during the year (in thousands)	346,899	344,011
EPS attributable to stockholders in $:
Basic net income (loss)	0.17	3.88
Diluted net income (loss)	0.17	3.79

1)	An immaterial number of stock options to purchase NXP’s common stock were outstanding in Q1 2018 (Q1 2017: 0.5 million shares) were anti-dilutive and were not included in the computation of diluted EPS because the exercise price was greater than the average fair market value of the common stock or the number of shares assumed to be repurchased using the proceeds of unrecognized compensation expense and exercise prices was greater than the weighted average number of shares underlying outstanding stock options.
2)	Unvested RSU’s, PSU’s and equity rights of 0.3 million shares that were outstanding in Q1 2018 (Q1 2017: 0.4 million shares) were anti-dilutive and were not included in the computation of diluted EPS because the number of shares assumed to be repurchased using the proceeds of unrecognized compensation expense was greater than the weighted average number of outstanding unvested RSU’s, PSU’s and equity rights or the performance goal has not been met yet.
3)	Warrants to purchase up to 11.2 million shares of NXP’s common stock at a price of $133.32 per share were outstanding in Q1 2018 (Q1 2017: 11.2 million shares at a price of $133.32). Upon exercise, the warrants will be net share settled. At the end of both Q1 2018 and Q1 2017 the warrants were not included in the computation of diluted EPS because the warrants exercise price was greater than the average fair market value of the common shares.

Balance Sheet Information

Cash and cash equivalents

At April 1, 2018 and December 31, 2017, our cash balance was $3,983 million and $3,547 million, respectively, of which $241 million and $250 million was held by SSMC, our consolidated joint venture company with TSMC. Under the terms of our joint venture agreement with TSMC, a portion of this cash can be distributed by way of a dividend to us, but 38.8% of the dividend will be paid to our joint venture partner.

[-22]

Inventories

Inventories are summarized as follows:

	April 1, 2018	December 31, 2017
Raw materials	66	62
Work in process	923	901
Finished goods	262	273

	1,251	1,236

The portion of finished goods stored at customer locations under consignment amounted to $65 million as of April 1, 2018 (December 31, 2017: $69 million).

The amounts recorded above are net of allowance for obsolescence of $115 million as of April 1, 2018 (December 31, 2017: $107 million).

Accumulated other comprehensive income (loss)

Total comprehensive income (loss) represents net income (loss) plus the results of certain equity changes not reflected in the Consolidated Statements of Operations. The after-tax components of accumulated other comprehensive income (loss) and their corresponding changes are shown below:

	Currency translation differences	Change in fair value cash flow hedges	Net actuarial gain/(losses)	Unrealized gains/losses available-for sale securities	Accumulated Other Comprehensive Income (loss)
As of December 31, 2017	269	8	(97)	(3)	177
Other comprehensive income (loss) before reclassifications	30	16	(3)	—	43
Amounts reclassified out of accumulated other comprehensive income (loss)	—	(10)	—	3	(7)
Tax effects	—	(2)	1	—	(1)

Other comprehensive income (loss)	30	4	(2)	3	35

As of April 1, 2018	299	12	(99)	—	212

[-23]

6 Fair Value of Financial Assets and Liabilities

The following table summarizes the estimated fair value and carrying amount of our financial instruments measured on a recurring basis:

		April 1, 2018		December 31, 2017
	Fair value hierarchy	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Assets:
Notes hedge	3	315	315	301	301
Other financial assets	2	29	29	29	29
Derivative instruments – assets	2	14	14	10	10
Liabilities:
Short-term debt	2	(2)	(2)	(2)	(2)
Short-term debt (bonds)	2	(1,247)	(1,265)	(749)	(755)
Long-term debt (bonds)	2	(4,232)	(4,290)	(4,728)	(4,879)
2019 Cash Convertible Senior Notes	2	(1,070)	(1,423)	(1,059)	(1,418)
Other long-term debt	2	(27)	(27)	(27)	(27)
Notes Embedded Conversion Derivative	3	(315)	(315)	(301)	(301)
Derivative instruments – liabilities	2	(5)	(5)	—	—

The following methods and assumptions were used to estimate the fair value of financial instruments:

Other financial assets and derivatives

For other financial assets and derivatives the fair value is based upon significant other observable inputs depending on the nature of the other financial asset and derivative.

Notes hedges and Notes Embedded Conversion Derivative

At April 1, 2018, the Notes hedges and the Notes Embedded Conversion Derivative are measured at fair value using level 3 inputs. The instruments are not actively traded and are valued at the measurement date using an option pricing model that uses observable inputs for the share price of NXP’s common stock, risk-free interest rate, dividend yield and the term, in combination with a significant unobservable input for volatility. Volatility has historically been determined by a hypothetical market place. During the second quarter of 2017, an adjustment was made to this factor where we utilized the hypothetical marketplace and also considered the implied volatility in actively traded call options with a similar term. The volatility factor utilized at April 1, 2018 was 34% and at December 31, 2017 the volatility factor utilized was 29%. The change in the fair value of the Notes hedges and Notes Embedded Conversion Derivative was solely the gain and loss, respectively for each instrument that was recognized.

Debt

The fair value is estimated on the basis of observable inputs other than quoted market prices in active markets for identical liabilities for certain issues, or on the basis of discounted cash flow analyses. Accrued interest is included under accrued liabilities and not within the carrying amount or estimated fair value of debt.

Assets and liabilities recorded at fair value on a non-recurring basis

We measure and record our non-marketable equity investments (non-marketable equity method and cost method investments) and non-financial assets, such as intangible assets and property, plant and equipment, at fair value when an impairment charge is required.

7 Debt

Short-term debt

	April 1, 2018	December 31, 2017
Short-term bank borrowings	—	—
Current portion of long-term debt (*)	1,249	751

Total	1,249	751

(*)	Net of adjustment for debt issuance costs.

[-24]

Long-term debt

The following table summarizes the outstanding long-term debt as of April 1, 2018 and December 31, 2017:

		April 1, 2018		December 31, 2017
	Maturities	Amount	Effective rate	Amount	Effective rate
Fixed-rate 3.75% senior unsecured notes	Jun, 2018	750	3.750	750	3.750
Fixed-rate 4.125% senior unsecured notes	Jun, 2020	600	4.125	600	4.125
Fixed-rate 4.125% senior unsecured notes	Jun, 2021	1,350	4.125	1,350	4.125
Fixed-rate 3.875% senior unsecured notes	Sep, 2022	1,000	3.875	1,000	3.875
Fixed-rate 4.625% senior unsecured notes	Jun, 2022	400	4.625	400	4.625
Fixed-rate 5.75% senior unsecured notes	Mar, 2023	500	5.750	500	5.750
Fixed-rate 4.625% senior unsecured notes	Jun, 2023	900	4.625	900	4.625
Fixed-rate 1% cash convertible notes	Dec, 2019	1,150	1.000	1,150	1.000
Floating-rate revolving credit facility	Dec, 2020	—	—	—	—

Total principal		6,650		6,650
Liabilities arising from capital lease transactions		29		29
Unamortized discounts, premiums and debt issuance costs		(26)		(28)
Fair value of embedded cash conversion option		(75)		(86)

Total debt, including unamortized discounts, premiums, debt issuance costs and fair value adjustments		6,578		6,565
Current portion of long-term debt		(1,249)		(751)

Long-term debt		5,329		5,814

YTD 2018 Financing Activities

There were no financing activities attributable to the first quarter of 2018.

Certain terms and Covenants of the notes

The Company is not required to make mandatory redemption payments or sinking fund payments with respect to the notes.

The indentures governing the notes contain covenants that, among other things, limit the Company’s ability and that of restricted subsidiaries to incur additional indebtedness, create liens, pay dividends, redeem capital stock or make certain other restricted payments or investments; enter into agreements that restrict dividends from restricted subsidiaries; sell assets, including capital stock of restricted subsidiaries; engage in transactions with affiliates; and effect a consolidation or merger. The Company was in compliance with all such indentures and financing covenants as of April 1, 2018.

No portion of long-term and short-term debt as of April 1, 2018 and December 31, 2017 has been secured by collateral on substantially all of the Company’s assets and of certain of its subsidiaries.

On April 2, 2018, we fully redeemed the $500 million of outstanding principal amount of our 5.75% Senior Notes due 2023 using available surplus cash.

Additionally, on April 9, 2018, we fully redeemed the $750 million of outstanding principal amount of our 3.75% Senior Notes due 2018 using available surplus cash.

[-25]

8 Litigation

We are regularly involved as plaintiffs or defendants in claims and litigation relating to a variety of matters such as contractual disputes, personal injury claims, employee grievances and intellectual property litigation. In addition, our acquisitions, divestments and financial transactions sometimes result in, or are followed by, claims or litigation. Some of these claims may possibly be recovered from insurance reimbursements. Although the ultimate disposition of asserted claims cannot be predicted with certainty, it is our belief that the outcome of any such claims, either individually or on a combined basis, will not have a material adverse effect on our consolidated financial position. However, such outcomes may be material to our Consolidated Statement of Operations for a particular period. The Company records an accrual for any claim that arises whenever it considers that it is probable that it is exposed to a loss contingency and the amount of the loss contingency can be reasonably estimated.

Based on the most current information available to it and based on its best estimate, the Company also reevaluates at least on a quarterly basis the claims that have arisen to determine whether any new accruals need to be made or whether any accruals made need to be adjusted. Based on the procedures described above, the Company has an aggregate amount of $104 million accrued for potential and current legal proceedings pending as of April 1, 2018, compared to $104 million accrued at December 31, 2017. The accruals are included in “Accrued liabilities” and “Other non-current liabilities”. As of April 1, 2018, the Company’s balance related to insurance reimbursements was $61 million (December 31, 2017: $61 million) and is included in “Other current assets” and “Other non-current assets”.

The Company also estimates the aggregate range of reasonably possible losses in excess of the amount accrued based on currently available information for those cases for which such estimate can be made. The estimated aggregate range requires significant judgment, given the varying stages of the proceedings (including the fact that many of them are currently in preliminary stages), the existence of multiple defendants (including the Company) in such claims whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the claims, and the attendant uncertainty of the various potential outcomes of such claims. Accordingly, the Company’s estimate will change from time to time, and actual losses may be more than the current estimate. As at April 1, 2018, the Company believes that for all litigation pending its potential aggregate exposure to loss in excess of the amount accrued (without reduction for any amounts that may possibly be recovered under insurance programs) could range between $0 and $248 million. Based upon our past experience with these matters, the Company would expect to receive insurance reimbursement on certain of these claims that would offset the potential maximum exposure of up to $195 million.

In addition, the Company is currently assisting Motorola in the defense of eight personal injury lawsuits due to indemnity obligations included in the agreement that separated Freescale from Motorola in 2004, and is defending one suit related to semiconductor operations that occurred prior to NXP’s separation from Philips. The multi-plaintiff Motorola lawsuits are pending in Cook County, Illinois, and the legacy NXP suit is pending in Santa Fe, New Mexico. These claims allege a link between working in semiconductor manufacturing clean room facilities and birth defects in 47 individuals. The eight Motorola suits allege exposures that occurred between 1965 and 2006. Each suit seeks an unspecified amount of damages in compensation for the alleged injuries; however, legal counsel representing the plaintiffs has indicated they will seek substantial compensatory and punitive damages from Motorola for the entire inventory of claims which, if proven and recovered, the Company considers to be material. In the Motorola suits, a portion of any indemnity due to Motorola will be reimbursed to NXP if Motorola receives an indemnification payment from its insurance coverage. Motorola has potential insurance coverage for many of the years indicated above, but with differing types and levels of coverage, self-insurance retention amounts and deductibles. We are in discussions with Motorola and their insurers regarding the availability of applicable insurance coverage for each of the individual cases. Motorola and NXP have denied liability for these alleged injuries based on numerous defenses.

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9 Related-Party Transactions

The Company’s related parties are the members of the board of directors of NXP Semiconductors N.V., the members of the management team of NXP Semiconductors N.V., equity-accounted investees and Qualcomm Incorporated. As of the divestment of the SP business on February 7, 2017, the newly formed Nexperia has become a related party.

We have a number of strategic alliances and joint ventures. We have relationships with certain of our alliance partners in the ordinary course of business whereby we enter into various sale and purchase transactions, generally on terms comparable to transactions with third parties. However, in certain instances upon divestment of former businesses where we enter into supply arrangements with the former owned business, sales are conducted at cost.

The following table presents the amounts related to revenue and other income and purchase of goods and services incurred in transactions with these related parties:

	For the three months ended
	April 1, 2018	April 2, 2017
Revenue and other income	34	8
Purchase of goods and services	27	20

The following table presents the amounts related to receivable and payable balances with these related parties:

	April 1, 2018	December 31, 2017
Receivables	49	54
Payables and accruals	62	77

As part of the divestment of the SP business, we entered into a lease commitment to Nexperia in the amount of $41 million and committed $50 million to an investment fund affiliated with Nexperia’s owners.

10 Restructuring

At each reporting date, we evaluate our restructuring liabilities, which consist primarily of termination benefits, to ensure that our accruals are still appropriate.

The following table presents the changes in restructuring liabilities in 2018, by segment:

	Balance January 1, 2018	Additions	Utilized	Released	Other changes	Balance April 1, 2018
HPMS	86	—	(7)	—	—	79
Corporate and Other	3	—	—	—	—	3

	89	—	(7)	—	—	82

The total restructuring liability as of April 1, 2018 of $82 million is classified in the consolidated balance sheet under current liabilities ($67 million) and non-current liabilities ($15 million).

The components of the restructuring charges recognized in the consolidated statements of operations, for each of the three month periods ended April 1, 2018 and April 2, 2017 are as follows:

	For the three months ended
	April 1, 2018	April 2, 2017
Personnel lay-off costs	—	7
Other exit costs	1	1
Release of provisions/accruals	—	(16)

Net restructuring charges	1	(8)

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These restructuring charges, for the periods indicated, are included in the following line items in the consolidated statement of operations:

	For the three months ended
	April 1, 2018	April 2, 2017
Cost of revenue	—	1
Selling, general and administrative	1	3
Research and development	—	(12)

Net restructuring charges	1	(8)

11 Benefit/Provision for Income Taxes

Benefit/provision for income taxes:

	For the three months ended
	April 1, 2018	April 2, 2017
Tax expense (benefit)	2	230
Effective tax rate	2.9%	14.9%

Our effective tax rate reflects the impact of tax incentives, a portion of our earnings being taxed in foreign jurisdictions at rates different than the Netherlands statutory tax rate, and the relative mix of income and losses across those jurisdictions. Our effective tax rate for the first three months of 2018 was an expense of 2.9% compared with an expense of 14.9% for the first three months of 2017. The decrease in our effective tax rate reflects the impact of the gain on the SP divestment in 2017 partially offset by the lower tax benefit (21% instead of 35%) on the US PPA amortization in the first quarter of 2018.

During the first quarter of 2018, there were no changes to the provisional amounts of the income tax effects of the Tax Cuts and Jobs Act recorded in the fourth quarter of 2017.

The Company benefits from income tax incentives in certain jurisdictions which provide that we pay reduced income taxes in those jurisdictions for a fixed period of time that varies depending on the jurisdiction. The predominant income tax holiday is expected to expire at the end of 2024. The impact of this tax holiday decreased foreign taxes by $5 million and $5 million for the first quarters of 2018 and 2017, respectively. The benefit of this tax holiday on net income per share (diluted) was $0.01 for the first quarter of 2018 and $0.01 for the first quarter of 2017.

12 Segment Information

Prior to February 6, 2017, NXP was organized into two reportable segments, High Performance Mixed Signal (“HPMS”) and Standard Products (“SP”). As of February 6, 2017, the SP reportable segment was divested and HPMS remains as the sole reportable segment. Corporate and Other represents the remaining portion to reconcile to the Consolidated Financial Statements.

Our HPMS business segment delivers high performance mixed signal solutions to our customers to satisfy their system and sub-systems needs across eight application areas: automotive, identification, mobile, consumer, computing, wireless infrastructure, lighting and industrial, and software solutions for mobile phones. Our SP business segment offered standard products for use across many application markets, as well as application-specific standard products predominantly used in application areas such as mobile handsets, computing, consumer and automotive. The segments each include revenue from the sale and licensing of intellectual property related to that segment.

Because the Company meets the criteria for aggregation set forth under ASC 280 “Segment Reporting”, and the operating segments have similar economic characteristics, the Company aggregates the results of operations of the Automotive, Secure Identification Solutions, Secure Connected Devices and Secure Interfaces and Infrastructure operating segments into one reportable segment, HPMS, and prior to February 6, 2017, the Standard Products and General Purpose Logic operating segments into another reportable segment, SP.

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Revenue and operating income (loss)

	For the three months ended
Revenue	April 1, 2018	April 2, 2017
HPMS	2,166	2,011
SP	—	118
Corporate and Other 1)	103	82

	2,269	2,211

	For the three months ended
Operating income (loss)	April 1, 2018	April 2, 2017

HPMS	161	81
SP	—	31
Corporate and Other 1)	(23)	1,567

	138	1,679

1)	Corporate and Other is not a reporting segment under ASC 280 “Segment Reporting”. Corporate and Other includes revenue related to manufacturing operations, unallocated expenses not related to any specific business segment and corporate restructuring charges. The gain on the sale of the divestment of SP business is included in the operating income of Corporate and Other.

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